                                                                EXHIBIT 9(a)(12)


Feb. 4, 1998                                 CONTACT: Randy Wheeless
                                             Office:  704/382-8379
                                             24-Hour: 704/594-0681


                 DUKE ENERGY CORP. CONCLUDES TENDER OFFER FOR
                            PREFERRED STOCK ISSUES

CHARLOTTE, N.C. -- Duke Energy Corp. today announced that its tender offers to purchase for cash six series of preferred stock expired at midnight EST on Tuesday, Feb. 3, 1998, as scheduled.

The issues involved are:



ISSUE                            CUSIP NUMBER
PREFERRED STOCK ($100 PAR VALUE)
  4.50 percent Series C            264399791
  6.75 percent Series X            264399650
  7.00 percent Series W            264399668
  7.04 percent Series Y            264399643
  7.85 percent Series S            264399759

PREFERRED STOCK A ($25 PAR VALUE)
 6.375 percent 1993 Series         264399635

In accordance with the terms of the offers, the corporation will purchase all the shares properly tendered, subject to the proration and other provisions of the tender offers. Payment for the shares is expected to be made as promptly as practical.

The dealer-managers for the tender offers are Goldman, Sachs & Co. and Merrill Lynch & Co., and the depositary is ChaseMellon. Duke Energy Corporation (NYSE:DUK) is a global energy company with more than $20 billion in assets. Duke Energy companies provide electric service to approximately 2 million customers; operate pipelines that deliver 12 percent of the natural gas consumed in the United States; and are leading marketers of electricity, natural gas and natural gas liquids. Globally the companies develop, own and operate energy facilities and provide engineering, management, operating and environmental services. Contact Duke Energy on the World Wide Web at http://www.duke-energy.com.

                                      ###